EXHIBIT 99.1

Investigative News Program W5 Airs Final Segment on USD $700 Million Stock Market Manipulation Lawsuit of Quantum Biopharma Involving CIBC and RBC

TORONTO, Dec. 01, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma”), is pleased to announce that national television network CTV News’ flagship investigative program W5 has aired the final segment, Part Three, of their three-part series about Quantum Biopharma and the company’s allegations of stock market manipulation.

Award-winning CTV News journalist and W5 investigative reporter Jon Woodward provides highlights of Part Three of the series in an article entitled, “‘Market manipulation’ cases trending up in Canada; regulator data”.

The series explores the phenomenon of “stock spoofing”, a market manipulation tactic that is illegal in Canada and the United States, and the basis of a USD $700 million lawsuit by Quantum Biopharma against two of Canada’s largest banks, CIBC and RBC.

The entire series can be found here:

Part One: W5: MS research derailed by stock market spoofing: lawsuit
Part Two: W5: ’Something was wrong’: Inside a Canadian biotech firm’s fight against alleged ’stock spoofing’
Part Three: W5: ‘Market manipulation’ cases trending up in Canada: regulator data

Quantum BioPharma CEO Zeeshan Saeed commented, “Quantum BioPharma will continue to stand up for its shareholders. Stock market manipulation is a serious and damaging issue for all publicly traded companies and their shareholders. We are determined to stand up for the company and its investors, so that we can continue to advance research, and bring hope and improved treatments to those living with multiple sclerosis (MS).”

Quantum BioPharma’s Co-Executive Chair, Anthony Durkacz, added, “We encourage other companies and individuals to speak out against illegal market manipulation, including stock spoofing. Quantum BioPharma invites anyone with information concerning illegal efforts to manipulate Quantum’s stock to contact us. We are offering up to USD $7 million for information that tangibly contributes to the final, non-appealable judgment or binding settlement of ongoing or future litigation.”

For more information visit: www.quantumbiopharma.com

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 19.86% as of September 30, 2025 of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property. For more information visit www.quantumbiopharma.com.

Forward-Looking Information

This press release contains certain "forward-looking statements" within the meaning of applicable securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “hopes”, “alleges”, “pending”, “further”, or variations of such words and phrases or statements that certain actions events or results “may”, “could”, “which”, or “will” and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking information herein includes, but is not limited to, statements regarding: the Company’s ongoing litigation against major financial institutions; the potential outcome or judgment value; expectations regarding whistleblower submissions and related rewards; continued market integrity initiatives; future business performance and possible acquisitions.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation: the ability to obtain and validate whistleblower evidence; the timing and outcome of legal proceedings; resolution of ongoing litigation on favourable terms, availability and sufficiency of litigation funding; continued regulatory compliance and market stability for the Company’s operations.

The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the adverse outcome of legal actions; the receipt and credibility of whistleblower disclosures; changes in applicable laws and regulations; the actions of third parties involved in alleged manipulation; evolving market dynamics; the sufficiency of future litigation proceeds to fund the Company’s whistleblower reward; the continued ability to obtain sufficient litigation funding; limited future growth opportunities, and reliance on key personnel.

Except to the extent required by applicable securities laws and the policies of the Canadian Securities Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com